Exhibit 4.2

DESCRIPTION OF CAPITAL STOCK OF MAGYAR BANCORP, INC.

The summary of the general terms and provisions of Magyar Bancorp, Inc.’s (the “Company”) capital stock set forth below does not purport to be complete and is subject to and qualified by reference to the Company’s Certificate of Incorporation and Bylaws, each of which is incorporated by reference as an exhibit to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission of which this Exhibit is a part. For additional information, please read the Company’s Certificate of Incorporation and Bylaws and the applicable provisions of the Delaware General Corporation Law.

GENERAL

Magyar Bancorp, Inc. is authorized to issue 8,000,000 shares of common stock having a par value of $0.01 per share and 1,000,000 shares of serial preferred stock. Each share of Magyar Bancorp, Inc.’s common stock has the same relative rights as, and are identical in all respects with, each other share of common stock.

The Board of Directors can, without stockholder approval, issue additional shares of common stock, although Magyar Bancorp, MHC, so long as it is in existence, must own a majority of Magyar Bancorp, Inc.’s outstanding shares of common stock. Magyar Bancorp, Inc.’s issuance of additional shares of common stock could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

COMMON STOCK

DISTRIBUTIONS. Magyar Bancorp, Inc. can pay dividends if, as and when declared by its Board of Directors, subject to compliance with limitations that are imposed by law. The holders of common stock of Magyar Bancorp, Inc. are entitled to receive and share equally in such dividends as may be declared by the Board of Directors of Magyar Bancorp, Inc. out of funds legally available therefor. Dividends from Magyar Bancorp, Inc. depend, in part, upon the receipt of dividends from Magyar Bank. Pursuant to our certificate of incorporation, Magyar Bancorp, Inc. is authorized to issue preferred stock. If Magyar Bancorp, Inc. does issue preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

VOTING RIGHTS. The holders of common stock of Magyar Bancorp, Inc. possess exclusive voting rights in Magyar Bancorp, Inc. Each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. Under certain circumstances, shares in excess of 10% of the issued and outstanding shares of common stock may be considered “Excess Shares” and, accordingly, will not be entitled to vote. If Magyar Bancorp, Inc. issues preferred stock, holders of the preferred stock may also possess voting rights.

LIQUIDATION. In the event of any liquidation, dissolution or winding up of Magyar Bank, Magyar Bancorp, Inc., as holder of Magyar Bank’s capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of Magyar Bank, including all deposit accounts and accrued interest thereon, all assets of Magyar Bank available for distribution. In the event of liquidation, dissolution or winding up of Magyar Bancorp, Inc., the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of Magyar Bancorp, Inc. available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

RIGHTS TO BUY ADDITIONAL SHARES. Holders of the common stock of Magyar Bancorp, Inc. are not entitled to preemptive rights with respect to any shares that may be issued. Preemptive rights are the priority right to buy additional shares if Magyar Bancorp, Inc. issues more shares in the future. The common stock is not subject to redemption.

PREFERRED STOCK

No shares of preferred stock are currently outstanding. Preferred stock may be issued with such preferences and designations as the Board of Directors may from time to time determine. The Board of Directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights, which could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

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CERTAIN CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS AFFECTING STOCK

Magyar Bancorp, Inc.’s Certificate of Incorporation and Bylaws contain several provisions that may make Magyar Bancorp, Inc. a less attractive target for an acquisition of control by anyone who does not have the support of Magyar Bancorp, Inc.’s board of directors. Such provisions include, among other things, the requirement of a supermajority vote of stockholders or directors to approve certain business combinations, several special procedural rules and a vote limitation provision. Additionally, our Bylaws provide that we will indemnify our directors and executive officers to the fullest extent permitted by law. The foregoing is qualified in its entirely by reference to Magyar Bancorp, Inc.’s Certificate of Incorporation and Bylaws, both of which are on file with the SEC.

MAGYAR BANCORP, MHC’S CONTROL OVER THE COMPANY’S COMMON STOCK

Magyar Bancorp, MHC owns a majority of Magyar Bancorp, Inc.’s common stock and, through its Board of Directors, exercises voting control over the outcome of all matters put to a vote of stock holders (including the election of directors), except for matters that require a vote greater than a majority. Public stockholders own a minority of the outstanding shares of Magyar Bancorp, Inc.’s common stock. The same directors and officers who manage Magyar Bancorp, Inc. and Magyar Bank also manage Magyar Bancorp, MHC. In addition, regulatory restrictions applicable to Magyar Bancorp, MHC prohibit the sale of Magyar Bancorp, Inc. unless the mutual holding company first undertakes a second-step conversion.

RESTRICTIONS ON OWNERSHIP

Under the federal Change in Bank Control Act, a notice must be submitted to the Federal Reserve if any person (including a company), or group acting in concert, seeks to acquire “control” of a bank holding company or bank. An acquisition of “control” can occur upon the acquisition of 10% or more of a class of voting securities of a bank holding company or bank or as otherwise defined by the Federal Reserve. Under the Change in Bank Control Act, the Federal Reserve has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition.

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